Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175761

PROSPECTUS SUPPLEMENT NO. 3 TO PROSPECTUS DATED AUGUST 2, 2011

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 17, 2011

CROSS BORDER RESOURCES, INC.
7,209,375 Shares of Common Stock

This Prospectus Supplement No. 3 supplements the information previously provided in the prospectus dated August 2, 2011(including any supplements thereto, the “Prospectus”) relating to the resale by selling stockholders identified therein of up to an aggregate of 7,209,375 shares of common stock of Cross Border Resources, Inc.

This Prospectus Supplement is filed for the purpose of adding to the Description of Securities section of the Prospectus.  This Prospectus Supplement is not complete without the Prospectus and should be read in conjunction with the Prospectus which is required to be delivered with this Prospectus Supplement.  The attached information modifies and supersedes, in part, the information in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” beginning on page 2 of the Prospectus before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The following subsection is added to the “Description of Securities” section of our prospectus.

Change in Control Provision contained in Bylaws

Effective November 14, 2011, our Board of Directors unanimously adopted an amendment to the Company’s Bylaws adding Article XIII – Acquisition of a Controlling Interest (the “Amendment”).

The following is a brief summary of the material terms of the Amendment.  The following description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment which is included in the Amended Bylaws attached as Exhibit 3.9 hereto and incorporated by reference herein.

The Amendment generally provides that any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, more than 30% of the outstanding stock of the Company obtains only such voting rights as are conferred by a resolution of the stockholders of the Company.  A resolution of the stockholders granting such voting rights must be approved by the holders of a majority of the voting power of the Company excluding the shares of the acquirer that are defined as “Control Shares.”  “Control Shares” are those outstanding voting shares that the acquirer and those persons acting in association with the acquirer acquired after the acquirer acquired the 30% and during the 90 days immediately preceding such date.

Any person who has made or offered to make an acquisition of more than 30% of our outstanding stock may request that the Board of Directors call a special meeting of the stockholders of the Company for the purpose of determining the voting rights to be accorded to the Control Shares provided that such person undertakes to pay the expenses of the meeting.

If the acquirer’s shares are accorded full voting rights at an annual or special meeting, any stockholder (other than the acquirer) whose shares are not voted in favor of authorizing voting rights for the Control Shares, may require the Company to purchase such shares in cash at a purchase price equal to the fair value of his, her or its shares.  Fair value is defined by the Bylaws but is in no case less than the highest price the acquirer paid for the Control Shares.